SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Conexant Systems, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase Common Stock, par value $1.00 per share, with an exercise price equal to or greater than $25.00 per share
(Title of Class of Securities)

207142 10 0
(CUSIP Number of Class of Securities (Underlying Common Stock))

Dennis E. O’Reilly, Esq.
Senior Vice President,
General Counsel and Secretary
Conexant Systems, Inc.
4311 Jamboree Road
Newport Beach, California 92660-3095
(949) 483-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copy to:

Frederick T. Muto, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, California 92121-9109
(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$145,159,178.04	$29,031.84

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 30,207,967 shares of common stock of Conexant Systems, Inc. having an aggregate value of $145,159,178.04 as of August 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing party: Not applicable Date filed: Not applicable

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1. Summary Term Sheet.

     The information set forth under “Summary Term Sheet” (the “Summary Term Sheet”) in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated September 4, 2001 (the “Offer to Exchange”), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and Address. The name of the issuer is Conexant Systems, Inc., a Delaware corporation (the “Company”), and the address and telephone number of its principal executive offices are 4311 Jamboree Road, Newport Beach, California 92660-3095, (949) 483-4600. The information set forth in Section 15 (“Information About Us”) of the Offer to Exchange is incorporated herein by reference.

     (b)  Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”) outstanding under the Company’s 1999 Long-Term Incentives Plan and 2000 Non-Qualified Stock Plan (the “Replacement Grant Plans”), the Maker Communications, Inc. 1999 Stock Incentive Plan, the Microcosm Communications Limited Stock Option Plan, the Sierra Imaging, Inc. 1996 Stock Option Plan and the Company’s Directors Stock Plan, with an exercise price equal to or greater than $25.00 per share (the “Eligible Option Grants”), for replacement options (the “Replacement Options”) to purchase shares of the Common Stock to be granted under the Replacement Grant Plans, on the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options will be equal to the number of shares of Common Stock subject to the Eligible Option Grants that are accepted for exchange and cancelled. The information set forth in the Summary Term Sheet and in Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) of the Offer to Exchange is incorporated herein by reference.

     (c)  Trading Market and Price. The information set forth in Section 7 (“Price Range of Common Stock”) of the Offer to Exchange is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address. The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  Material Terms. The information set forth in the Summary Term Sheet and in Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 10 (“Status of Eligible Option Grants Acquired by us in the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”) and Section 13 (“Extension of the Offer; Termination; Amendment”) of the Offer to Exchange is incorporated herein by reference.

     (b)  Purchases. The information set forth in Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants”) of the Offer to Exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e)  Agreements Involving the Subject Company’s Securities. The information set forth in Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants”) of the Offer to Exchange is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes. The information set forth in the Summary Term Sheet and in Section 2 (“Purpose of the Offer”) of the Offer to Exchange is incorporated herein by reference.

     (b)  Use of Securities Acquired. The information set forth in Section 5 (“Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options”) and Section 10 (“Status of Eligible Option Grants Acquired by us in the Offer”) of the Offer to Exchange is incorporated herein by reference.

     (c)  Plans. The information set forth in Section 2 (“Purpose of the Offer”) and Section 15 (“Information About Us”) of the Offer to Exchange is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds. The information set forth in Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) of the Offer to Exchange is incorporated herein by reference.

     (b)  Conditions. The information set forth in Section 6 (“Conditions of the Offer”) of the Offer to Exchange is incorporated herein by reference.

     (d)  Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  Securities Ownership. The information set forth in Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants”) of the Offer to Exchange is incorporated herein by reference.

     (b)  Securities Transactions. The information set forth in Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants”) of the Offer to Exchange is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations. The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Exchange is incorporated herein by reference.

Item 10. Financial Statements.

     (a)  Financial Information. The information set forth in Section 15 (“Information About Us”) of the Offer to Exchange is incorporated herein by reference.

     (b)  Pro Forma Financial Information. Not applicable.

Item 11. Additional Information.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 (“Legal Matters; Regulatory Approvals”) of the Offer to Exchange is incorporated herein by reference.

     (b)  Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated September 4, 2001.

(a)(1)(B)	Intranet Overview of the Offer to Exchange.

(a)(1)(C)	Online Election Form Log-in Page.

(a)(1)(D)	Online Election Form Summary Page.

(a)(1)(E)	Form of Online or Hard Copy Election Form.

(a)(1)(F)	Form of Online Election Confirmation.

(a)(1)(G)	Form of E-Mail or Hard Copy Election Confirmation.

(a)(1)(H)	E-Mail dated September 4, 2001 to actively employed holders of Eligible Option Grants.

(a)(1)(I)	Letter dated September 4, 2001 to holders of Eligible Option Grants on leave of absence.

(b)	Not applicable.

(d)(1)	Conexant Systems, Inc. 1999 Long-Term Incentives Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-37918), originally filed on May 26, 2000, and incorporated herein by reference.

(d)(2)	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-54672), originally filed on January 31, 2001, and incorporated herein by reference.

(d)(3)	Maker Communications, Inc. 1999 Stock Incentive Plan. Filed as an exhibit to Maker Communications, Inc.’s Registration Statement on Form S-1 (Registration No. 333-74293), originally filed on March 11, 1999, and incorporated herein by reference.

(d)(4)	Microcosm Communications Limited Stock Option Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-3 (Registration No. 333-30596), originally filed on February 17, 2000, and incorporated herein by reference.

(d)(5)	Sierra Imaging, Inc. 1996 Stock Option Plan, as amended.

(d)(6)	Conexant Systems, Inc. Directors Stock Plan. Filed as an exhibit to the Company’s Registration Statement on Form 10 (Registration No. 000-24923), originally filed on September 28, 1998, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONEXANT SYSTEMS, INC.

By:	/s/ DENNIS E. O’REILLY

Dennis E. O’Reilly Senior Vice President, General Counsel and Secretary

Date: September 4, 2001

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated September 4, 2001.

(a)(1)(B)	Intranet Overview of the Offer to Exchange.

(a)(1)(C)	Online Election Form Log-in Page.

(a)(1)(D)	Online Election Form Summary Page.

(a)(1)(E)	Form of Online or Hard Copy Election Form.

(a)(1)(F)	Form of Online Election Confirmation.

(a)(1)(G)	Form of E-Mail or Hard Copy Election Confirmation.

(a)(1)(H)	E-Mail dated September 4, 2001 to actively employed holders of Eligible Option Grants.

(a)(1)(I)	Letter dated September 4, 2001 to holders of Eligible Option Grants on leave of absence.

(d)(1)	Conexant Systems, Inc. 1999 Long-Term Incentives Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-37918), originally filed on May 26, 2000, and incorporated herein by reference.

(d)(2)	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-54672), originally filed on January 31, 2001, and incorporated herein by reference.

(d)(3)	Maker Communications, Inc. 1999 Stock Incentive Plan. Filed as an exhibit to Maker Communications, Inc.’s Registration Statement on Form S-1 (Registration No. 333-74293), originally filed on March 11, 1999, and incorporated herein by reference.

(d)(4)	Microcosm Communications Limited Stock Option Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-3 (Registration No. 333-30596), originally filed on February 17, 2000, and incorporated herein by reference.

(d)(5)	Sierra Imaging, Inc. 1996 Stock Option Plan, as amended.

(d)(6)	Conexant Systems, Inc. Directors Stock Plan. Filed as an exhibit to the Company’s Registration Statement on Form 10 (Registration No. 000-24923), originally filed on September 28, 1998, and incorporated herein by reference.